Mail Stop 4561

James C. Fields, President and CEO
LocatePLUS Holdings Corporation
100 Cummings Center
Suite 235M
Beverly, MA 01915

> **Re: LocatePLUS Holdings Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 3, 2008**
> **File No. 000-49957**

Dear Mr. Fields:

We have reviewed your revised filing and response letter, and have the following comments.

Proposal No. 1 – Election of Directors, page 4

1. We refer to prior comment 1 from our letter of November 25, 2008, and note that you have added to your letter to shareholders disclosure regarding the effective removal of Mr. Fields, Mr. Latorella and Ms. Bejjani from the board of directors. Please also include a statement to the same effect in the discussion of proposal no. 1 in your filing. We also note that, while you have made it more clear that you are proposing to remove three current directors, you have not clarified that you will be replacing them with Mr. Murphy, Mr. Ahearn and Mr. Isaac.

2. Your Form 8-K filed on September 30, 2008, discloses that Paul DeRoche was elected a director at your annual shareholders meeting, but your amended proxy statement does not address his status as a director. Please revise your filing to state, if accurate, that the proposed reconstitution of the board will also result in the effective removal of Mr. DeRoche, or to otherwise clarify his status as a director currently and in the event that the proposed changes to the board are approved.

3. We refer to prior comment 2 from our letter of November 25, 2008, and note that you have added to your letter to shareholders limited disclosure regarding the circumstances surrounding the proposed reconstitution of the board of directors. Please expand this disclosure to more fully explain such circumstances. For example, you state, "Messrs. Williamson, Pyle, Murphy, Ahearn and Isaac had previously been proposed as Directors to be elected at the Company's Annual Meeting on September

15, 2008;" please revise to clarify, if accurate, that certain or all of these individuals were proposed by management's opponents in the company's recent proxy contest but were not elected by the shareholders at the annual meeting. In addition, please provide further insight into the reasons for, and/or events that led to, the board's determination "that reconfiguring the composition of the Board was, at this time, in the best interests of the stockholders in view of the challenges now faced by the Company." Your revised disclosure in this regard should also be set forth in the discussion of proposal no. 1 in your filing.

Proposal No. 3 – To Ratify All Actions Taken and Things Done by the Board of Directors…, page 12

4.   We re-issue prior comment 6 from our letter of November 25, 2008. We note your response that the ratification proposal was inserted as a "routine matter," but the nature of the actions you are asking your shareholders to ratify remains unclear. We note that Delaware law does not require shareholder approval for routine matters. In your next response letter, please enumerate for us all actions taken by your board of directors and officers since October 31, 2008, for which you are seeking shareholder ratification, and as previously requested, revise your filing as appropriate to describe such actions with greater specificity. In addition, please provide us with your basis for concluding that it is not necessary to present any such actions taken by the board or officers during the referenced time period as separate matters in your proxy statement or on your form of written consent. Refer to Rules 14a-4(a)(3) and 14a-4(b)(1) under the Securities Exchange Act of 1934.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (617) 227-3709
        Geoffrey T. Chalmers, Esq.